Exhibit 99.4

Sustainable Development, Environment, Energy and Society Chair Funded by Total To Be
Inaugurated on March 5, 2009
Collège de France is creating a chair of sustainable development, energy and societal issues.
Endowed for five years, the chair will be held annually by an eminent, internationally recognized figure who will lecture on core sustainable development issues such as climate change and its impact on health and the economy; the impact of human activities on water, carbon and nitrogen cycles; food and nutrition; biodiversity; and the future of energy. Scientific, engineering and social science aspects will be considered.
Demographer Henri Léridon to Hold the Chair for the 2008-2009 Academic Year
When addressing sustainable development challenges, demographic considerations are the first issues that need to be examined. In line with this, chair’s first year will focus on human population dynamics and demographics.
On March 5, 2009, Henri Léridon, the distinguished Director of Research at the French National Institute of Demographic Research (INED), will deliver his inaugural lecture. In it, he will discuss the historical transition from the idea of zero population and economic growth to the concept of sustainable development forty years later.
Professor Léridon’s lectures at Collège de France will be an opportunity to review population growth assumptions, discuss the reliability of global forecasts and analyze the way the population variable is treated in the various aspects of sustainable development, including food issues, energy and climate change.
Total’s Support
The new chair was created as a result of a partnership with Total.
“Total’s support is enabling Collège de France to develop an ambitious scientific policy, explore new avenues and broaden the dissemination of knowledge to new communities”, said Pierre Corvol, Director of Collège de France. “The funding, granted for a period of five years, will be used to organize prestigious scientific events, consult distinguished experts from France and elsewhere, and offer post-doctoral programs.”
“This cooperation is in line with our commitment to openness and increased involvement in the fields of education and research. For Total, this partnership is a further step forward in our corporate social responsibility process,” commented Jean-Jacques Guilbaud, Total’s Chief Administrative Officer.
The lectures will be available as podcasts, in French and English, on Collège de France’s Web site (www.college-de-france.fr). The Agence Universitaire pour la Francophonie (AUF) will broadcast the inaugural lecture in certain French-language universities and organize a videoconference with Henri Léridon.
Press kit and lecture schedule available at www.college-de-france.fr.